
43.3

AN EXTRAORDINARY YEAR OF TRANSFORMATION

$43.3B IN ASSETS UNDER MANAGEMENT ACROSS THE AMERICAS, EUROPE AND ASIA

PROLOGIS


4500

SERVING LEADERS IN LOGISTICS

PROVIDING MORE THAN 4,500 CUSTOMERS WITH LOGISTICS INFRASTRUCTURE

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PROLOGIS


600

UNPARALLELED SCALE

600M SF (55.7 MSM) OF MODERN DISTRIBUTION FACILITIES IN 22 COUNTRIES

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PROLOGIS


1300

THE RIGHT PEOPLE IN THE RIGHT PLACES

1,300 REAL ESTATE PROFESSIONALS–THE MOST TALENTED REAL ESTATE ORGANIZATION IN THE INDUSTRY

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PROLOGIS



ALIGNING OUR PORTFOLIO WITH OUR INVESTMENT STRATEGY

$1.65B IN CONTRIBUTIONS AND DISPOSITIONS IN THE SECOND HALF OF 2011

PROLOGIS


120

EXCEEDING EXPECTATIONS AND DELIVERING RESULTS

OCCUPANCY IN OUR GLOBAL PORTFOLIO INCREASED 120 BASIS POINTS TO 92.2% FROM THE THIRD QUARTER

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PROLOGIS

LETTER TO OUR SHAREHOLDERS


NYSE

Hamid R. Moghadam
Chairman and
Co-Chief Executive Officer

Walter C. Rakowich
Co-Chief Executive Officer

Dear Shareholders,

The past year was one of transformation for our company. In June 2011, we closed the merger between the former ProLogis and AMB, bringing together the people and assets of the two leading companies in the industrial property sector and forming what is arguably one of the world's pre-eminent real estate firms. We are confident that this business combination will prove to be a defining moment for our industry.

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LETTER TO OUR SHAREHOLDERS

Setting the course for our future once the merger closed, we established five strategic priorities for the new company: aligning our portfolio with our investment strategy; strengthening our financial position; streamlining our private capital business; improving the utilization of our low-yielding assets; and building the most effective and efficient organization in the industry. We are pleased to report that we made excellent progress across the board in 2011.

ALIGNING THE PORTFOLIO

Of the five priorities, perhaps the most central to our plan is refining the combined real estate portfolio and aligning it with our investment strategy because, in many ways, the other priorities flow from this one. Not all of the assets of the combined company were the right fit with our go-forward strategy. As a first step, we performed a comprehensive review of our markets and categorized them into one of three segments—global, regional or other markets. "Global" markets represent approximately 83 percent of our overall holdings; "regional" markets represent approximately 12 percent, and we intend to hold only the highest-quality class-A product in these markets; and "other" markets represent approximately five percent. We identified certain "global" and "regional" properties for disposition and plan to exit "other" markets entirely in an orderly fashion over the next few years.

After a detailed analysis of all of our assets in these markets, we commenced a $2.9 billion program to divest the company of buildings as well as select submarkets that were no longer strategic for us. Proceeds from this disposition program will be used to recycle capital into new developments, which in turn will allow us to monetize our land bank and to upgrade the age and quality of our portfolio. Since the close of the merger, our share of building and land dispositions generated more than $530 million in proceeds.

The momentum of our disposition program has continued into 2012. Demand is increasing and capital is available for high-quality industrial real estate around the globe. In fact, our share of dispositions year-to-date is $385 million, bringing our share of sales proceeds, since the merger through early February 2012, to more than $915 million.

STRENGTHENING OUR FINANCIAL POSITION

We intend to build one of the strongest balance sheets in the REIT industry. Reducing leverage and maintaining staggered debt maturities will provide us with greater financial flexibility and continued access to capital markets, while allowing us to take advantage of market opportunities as they become available across the entire business cycle.

PROLOGIS

LETTER TO OUR SHAREHOLDERS

As we evaluate and manage risk on an integrated basis, we will take a holistic approach to overseeing our global investment strategy, our development program and our exposure to foreign currency. We plan to lower the company's currency exposure by holding assets outside the United States primarily in co-investment ventures that also generate private capital revenue. In addition, we expect that new development projects, particularly in emerging markets such as Brazil, China and Mexico, will be completed in collaboration with our private capital partners—an approach that allows us to stretch our capital to meet the needs of customers around the world while further mitigating risk.

In terms of results, since the close of the merger, we completed more than $1.6 billion of debt financings and refinancings, with approximately $1.3 billion of that on behalf of our co-investment ventures, and the balance related directly to Prologis. To further advance our goal of achieving a top balance sheet in the industry, in June 2011 we raised capital through the issuance of 34.5 million shares of common equity. The offering generated net proceeds of approximately $1.1 billion which was used to reduce our leverage and provide us with greater flexibility around the timing of asset sales and fund formations. Additionally, we bought back more than $200 million of the company's convertible debt and Prologis European Properties Fund (PEPR) bonds.

These transactions, in combination with our fourth-quarter disposition and capital deployment activity, enabled us to lower our look-through debt by more than $905 million, reduce our share of 2012 maturities by approximately $400 million and improve our credit metrics across the board. As we've previously stated, it is our goal to become eligible for an "A" rating in 2013. To that end, Moody's Investors Service upgraded PEPR's corporate credit rating to Baa3 in August 2011, and Fitch upgraded Prologis to BBB- with a positive outlook in February 2012. While we are pleased with this progress and exceeded our 2011 de-levering objectives, we remain laser-focused on achieving the company's long-term leverage and credit rating targets.

STREAMLINING OUR PRIVATE CAPITAL BUSINESS

Prologis' private capital business raised a record $1.8 billion in 2011. At year-end, we had approximately $25 billion of assets under management in 20 co-investment ventures around the world, with more than $2 billion of available investment capacity.

As we reviewed our co-investment ventures post-merger, we recognized that not all of the funds were profitable or were based on workable governance policies. For example, some provided fee structures that fell short of the costs of managing the assets, while others included unworkable operating and decision-making requirements, making it difficult

LETTER TO OUR SHAREHOLDERS

for us to be responsive in the marketplace. We are currently working in concert with our co-investors on streamlining our private capital business. As always, our actions will be guided by our strong commitment to transparency, the highest standards of corporate governance and complete alignment of interest with our investors.

Since the close of the merger, we sold our 20 percent interest in the Prologis Korea Fund, liquidated the first phase of the Prologis North American Properties Fund I and completed the sale of the SGP portfolio into the U.S. Targeted Logistics Fund. Subsequent to year-end, we purchased our partner's 63 percent interest in the Prologis North American Industrial Fund II and brought the portfolio entirely onto the company's balance sheet.

Our goal is to grow the private capital business by forming new funds, as well as raising incremental capital for existing open-end funds in the United States and Europe. We are currently working toward establishing new co-investment vehicles in Japan, where we have a sizable portfolio of high-quality logistics facilities and an experienced management team.

IMPROVING ASSET UTILIZATION

Our fourth priority involves increasing the return of the company's low-yielding assets by stabilizing portfolio occupancy closer to our historical average of 95 percent, completing the build-out and lease-up of development projects, and monetizing land through new developments or third-party sales.

Prologis' leasing teams around the world delivered outstanding results in 2011. Activity was strong, and we ended the year with occupancy in our global portfolio up 220 basis points from the end of the second quarter. Looked at another way, the company leased 71 million square feet since the merger, which translates to approximately 400,000 square feet a day—a truly remarkable achievement. Despite concerns over the ongoing sovereign debt crisis, our team in Europe continued to produce impressive results—fourth-quarter occupancy in our European portfolio was up 160 basis points over the prior quarter. In addition, demand for our properties has remained strong in Asia as we continue to lease new developments well ahead of schedule in both Japan and China.

BUILDING ORGANIZATIONAL EXCELLENCE

The success of any merger depends on the talent of the people and their ability to work together as one team. Prologis has some of the most talented real estate professionals in the industry, and we feel that the depth and breadth of our organization today is unparalleled. This was readily apparent during the merger integration, when we were able to combine the two prior companies seamlessly by incorporating best practices from each

LETTER TO OUR SHAREHOLDERS

legacy enterprise. As part of the merger, we did have to say goodbye to some very good people, and this is never easy. Our goal was to treat our departing colleagues fairly and respectfully, and by all accounts we did exactly that.

Prologis employees around the world are committed to our vision of becoming the leading global company in the real estate industry. In 2011, we introduced the IMPACT Award to recognize colleagues who have demonstrated the company's core values represented by the acronym "IMPACT" (Integrity, Mentorship, Passion, Accountability, Courage and Teamwork). As part of the honor, the company will make a $25,000 donation to a charitable cause selected by the honorees.

Our team in Japan was presented with the inaugural IMPACT Award for its efforts in the aftermath of the 8.9 magnitude earthquake and tsunami that hit the country in March 2011. The team went to extraordinary lengths in the face of unimaginable conditions to ensure the safety of our employees and their families. At the same time, Prologis Japan helped our customers restore their operations in record time. We are very proud of how our people responded to the disaster and also kept the business running. They remain an inspiration to all of our colleagues around the globe.

Also remarkable is that the two legacy groups operated as one integrated team throughout the crisis, which occurred prior to the closing of the merger. Almost immediately they were providing assistance to one another, as well as to customers. These efforts strengthened Prologis' reputation for taking excellent care of its customers. That reputation, combined with the ability of our properties to withstand seismic events, has led to strong leasing demand and high occupancy rates in our Japan portfolio.

GROWING CUSTOMER DEMAND

Since late 2010, space utilization has been on an overall upward trajectory throughout our entire portfolio. In the United States, net absorption totaled more than 117 million square feet in 2011, a remarkable improvement over the past few years. We expect net absorption to reach 150 million to 175 million square feet in 2012. Within Europe and Japan, significant supply chain reconfiguration and product obsolescence fuels demand for industrial space. Demand also remains strong in emerging markets such as Brazil, China and Mexico, where we have investments primarily through our co-investment ventures.

Prologis' customers indicate they are optimistic as they plan for the remainder of 2012. Many of them already have put forth new space requirements. Following three years of inventory reductions and focus on cost reduction, utilization is running high in our buildings,

LETTER TO OUR SHAREHOLDERS

and our customers appear to have reached an inflection point—they can no longer delay decisions on expansion. Notably, demand is picking up in the small- and medium-sized customer segment, which gained 200 basis points in occupancy between the third and fourth quarters of 2011. In fact, it accounted for the majority of our occupancy gains in the fourth quarter and will likely continue to drive occupancy into 2012.

UNLOCKING THE POTENTIAL OF THE NEW PROLOGIS

We are pleased with our results as a new company and proud of the diligent efforts of our global teams. These efforts helped us identify $115 million in merger-related savings, of which we have realized over 90 percent on an annual run-rate basis as of year-end 2011. As we look forward, we are in the process of implementing a world-class information system which, once complete, will provide our teams and the company with data and infrastructure that is unparalleled in our industry.

This system, called Integrated Global Platform (IGP), will bring our global real estate and financial systems onto a single platform in 2012. The first major phase of this project is scheduled to go live in April, with the other phases coming on line before the end of the year. We are very excited about the capabilities these new technologies and processes will provide.

With the merger integration exceeding our expectations, global markets strengthening and our team firing on all cylinders to execute on our corporate priorities, we are just beginning to unlock the full potential of the new Prologis. We are looking forward to continued progress in 2012 and beyond.

On behalf of our Prologis colleagues around the world, thank you for your ongoing support.

Hamid R. Moghadam
Chairman and Co-Chief Executive Officer

Walter C. Rakowich
Co-Chief Executive Officer

PROLOGIS

PROVEN LEADERSHIP

Hamid R. Moghadam
Chairman & Co-Chief Executive Officer

Walter C. Rakowich
Co-Chief Executive Officer

Gary E. Anderson
Chief Executive Officer, Europe & Asia

Michael S. Curless
Chief Investment Officer

Nancy J. Hemmenway
Chief Human Resources Officer

Guy F. Jaquier
Chief Executive Officer, Private Capital

Edward S. Nekritz
Chief Legal Officer & General Counsel

Thomas S. Olinger
Chief Integration Officer

Eugene F. Reilly
Chief Executive Officer, The Americas

William E. Sullivan
Chief Financial Officer



PROLOGIS

PROLOGIS YEAR IN REVIEW

JAN 31, 2011

PROLOGIS AND AMB PROPERTY CORPORATION ANNOUNCE MERGER OF EQUALS

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MAR 1, 2011

PROLOGIS SIGNS 1.2 MILLION SQUARE FEET OF NEW LEASES GLOBALLY

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MAR 2, 2011

PROLOGIS CLOSES ON MAJORITY OF CATELLUS RETAIL AND MIXED-USE ASSET SALE TO TPG CAPITAL

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MAR 3, 2011

AMB PROPERTY CORPORATION AND ALLIANZ REAL ESTATE FORM A EURO 470 MILLION JOINT VENTURE

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MAR 29, 2011

AMB PROPERTY CORPORATION LEASES 361,200 SF IN ASIA DEVELOPMENTS

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PROLOGIS YEAR IN REVIEW

APR 14, 2011

PROLOGIS INCREASES OWNERSHIP IN PROLOGIS EUROPEAN PROPERTIES ("PEPR") TO 38%...

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JUN 3, 2011

AMB PROPERTY CORPORATION AND PROLOGIS CLOSE MERGER

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JUN 22, 2011

PROLOGIS, INC. TO OFFER 30 MILLION SHARES OF COMMON STOCK

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JUL 11, 2011

PROLOGIS, INC. LEASES 723,000 SF IN THREE JAPAN DEVELOPMENTS

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AUG 24, 2011

PROLOGIS, INC. ANNOUNCES SALE OF 2.8 MILLION SQUARE FOOT PORTFOLIO TO CLARION PARTNERS

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PROLOGIS

PROLOGIS YEAR IN REVIEW

SEP 8, 2011

PROLOGIS SELLS KOREA PORTFOLIO AND 20 PERCENT INTEREST IN KOREA PROPERTY FUNDS

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OCT 6, 2011

PROLOGIS ANNOUNCES AN ADDITIONAL $543 MILLION IN CONTRIBUTIONS AND DISPOSITIONS

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NOV 9, 2011

PROLOGIS SELLS SIZEABLE INDUSTRIAL PORTFOLIO IN BRAZIL TO PREVI

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DEC 19, 2011

PROLOGIS COMPLETES CONTRIBUTION OF $293 MILLION IN MEXICO

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DEC 21, 2011

PROLOGIS CLOSES MORE THAN $1B IN CAPITAL MARKETS TRANSACTIONS IN Q4 ON BEHALF OF ITS PROPERTY FUNDS

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PROLOGIS

FINANCIAL HIGHLIGHTS

REVENUE SUMMARY
FFO PER SHARE & UNIT (BASIC)
FFO PER SHARE & UNIT (DILUTED)
EARNINGS PER SHARE (BASIC)
DIVIDENDS PER SHARE

REVENUE SUMMARY
(IN THOUSANDS)


$1,027,171
$884,587
$1,533,291
2009
2010
2011

AMB and Prologis completed the merger (the "Merger") on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis for the full-year 2009, 2010 and through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see Prologis' Annual Report on form 10-K for the year ended December 31, 2011.

FINANCIAL HIGHLIGHTS

FFO PER SHARE & UNIT (BASIC)


$1.03
$(4.44)
$1.11
2009
2010
2011

AMB and Prologis completed the merger (the "Merger") on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis for the full-year 2009, 2010 and through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see Prologis' Annual Report on form 10-K for the year ended December 31, 2011.

PROLOGIS

FINANCIAL HIGHLIGHTS

REVENUE SUMMARY
FFO PER SHARE & UNIT (BASIC)
FFO PER SHARE & UNIT (DILUTED)
EARNINGS PER SHARE (BASIC)
DIVIDENDS PER SHARE

FFO PER SHARE & UNIT (DILUTED)


$1.02
$(4.44)
$1.10
2009
2010
2011

AMB and Prologis completed the merger (the "Merger") on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis for the full-year 2009, 2010 and through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see Prologis' Annual Report on form 10-K for the year ended December 31, 2011.

PROLOGIS

FINANCIAL HIGHLIGHTS

REVENUE SUMMARY
FFO PER SHARE & UNIT (BASIC)
FFO PER SHARE & UNIT (DILUTED)
EARNINGS PER SHARE (BASIC)
DIVIDENDS PER SHARE

EARNINGS PER SHARE (BASIC)


$(0.01)
$(5.90)
$(0.51)
2009
2010
2011

AMB and Prologis completed the merger (the "Merger") on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis for the full-year 2009, 2010 and through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see Prologis' Annual Report on form 10-K for the year ended December 31, 2011.

PROLOGIS

FINANCIAL HIGHLIGHTS

DIVIDENDS PER SHARE


$1.12
$1.12
$1.12
2009
2010
2011

AMB and Prologis completed the merger (the "Merger") on June 3, 2011. As AMB was the legal acquirer in the Merger, dividends per share presented in this Annual Report reflect dividends per share for legacy AMB for the full-year 2009, 2010 and through the date of the Merger and for the combined company from the date of the Merger going forward.

Relative to the financial information, please see Prologis' Annual Report on form 10-K for the year ended December 31, 2011.

PROLOGIS